

July 19, 2011

Via E-mail
Xianshou Li
Chief Executive Officer
ReneSola Ltd
No. 8 Baoqun Road
Yaozhuang Town, Jiashan County
Zhejiang Province 314117
People's Republic of China

> **Re:** **ReneSola Ltd**
> **Form 20-F for the year ended December 31, 2010**
> **Filed March 8, 2011**
> **File No. 1-33911**

Dear Mr. Li:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing any the information you provide in response to these comments, we may have additional comments.

Form 20-F for the year ended December 31, 2010

Results of Operations, page 67

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009, page 67

1.   We note that you incurred approximately $14.1 million of other operating expenses during the year ended December 31, 2010, but we do not see where you have provided a discussion regarding these expenses.   Please explain to us the nature of these expenses and the factors that led to the increase during the year ended December 31, 2010. Revise your future filings as necessary. Refer to Item 303(A) of Regulation S-K.

Consolidated Statements of Changes in Equity and Comprehensive Income (Loss), page F-7

2.   Please revise future filings to disclose the accumulated balances for each component of your accumulated other comprehensive income on the face your balance sheet, in your statement of changes in equity, or in the notes to your financial statements. Refer to FASB ASC paragraph 220-10-45-14.

Note 19 – Segment Reporting, page F-39

3.   We note that you operate in two reportable segments. Please revise future filings to address the following:

- Disclose total assets for each reportable segment with a reconciliation to your total consolidated assets. Refer to FASB ASC paragraphs 280-10-50-22 and 30c. Alternatively, please explain to us why you are not making this disclosure under FASB ASC paragraph 280-10-50-26.

- Disclose the basis of accounting for any transactions between reportable segments. Refer to FASB ASC paragraph 280-10-50-29a.

- Disclose the nature of any differences between the measurements of your reportable segments' gross profit and your consolidated gross profit. Refer to FASB ASC paragraph 280-10-50-29b.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any questions.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief